UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-26347
Cusip Number: 86681W 10 4
(Check one): ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Sun New Media, Inc.
Full Name of Registrant
SE Global Equities Corp.
Former Name if Applicable
P.O. Box 297
1142 South Diamond Bar Boulevard
Address of Principal Executive Office (Street and Number)
Diamond Bar, California 91765
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
In September 2005, the Registrant acquired 100% of the issued and outstanding share capital of Sun New Media Group Limited and changed its name to Sun New Media, Inc (the “Transaction”). In connection with the Transaction, the Registrant issued a total of 50,000,000 shares of its common stock to Sun Media Investment Holdings Ltd. (“Sun Media Holdings”), the parent company of Sun New Media Group Limited. Sun Media Holdings controlled approximately 78% of the Registrant immediately after the close of the Transaction. Accordingly, the Transaction was treated as a reverse acquisition for accounting purposes, and the Registrant adopted the fiscal year of the “accounting acquirer”, Sun New Media Group Limited, of September 30th.
As a result of the Transaction, the Registrant currently operates two businesses, one the legacy brokerage business of the Registrant, which is principally a U.S. based brokerage business, and the second a China based multimedia business. The Registrant recently replaced its independent auditor in order to engage an auditor with the ability to audit both its China and U.S. based businesses. The Registrant has dedicated considerable time and effort to the preparation of the annual financial statements and annual report on Form 10-KSB (the Form “10-KSB”). Despite these considerable efforts and the substantial expenditure of resources, the Registrant’s annual financial statements and Form 10-KSB are not complete. As a result, the Registrant will be unable to file its Form 10-KSB for the year ended September 30, 2005 by the prescribed filing date. The Registrant anticipates that it will be able to file the Form 10-KSB by January 13, 2006.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
John Li, Executive Director (888) 865-0901 ext. 322
(Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As noted above, for accounting purposes the Transaction was considered a reverse acquisition. Accordingly, the Registrant’s results of operations for the year ended September 30, 2005 will not reflect the historical results of the Registrant from the prior year. In addition, as the Transaction was completed on September 18, 2005, the results of operations for the fiscal year will only include the combined operations of the legacy brokerage operation and the China based multimedia business from September 18 through September 30, 2005.
Sun New Media, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 30, 2005	By	/s/ John Li
John Li
Executive Director

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